UNITED STATES OF AMERICA
                           before the
                  SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc.            Report for Period
24 Prime Parkway                        January 1, 2002 to
Natick, MA  01760                       March 31, 2002
                                        Pursuant to Rule 24

File No.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Select Energy Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564(the "Orders"), SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three- month period ended March 31, 2002. See Exhibit A.

2. A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the seventeenth day of May 2002.

                                   Select Energy Services, Inc.
                                   By:

                                   /s/ Linda A. Jensen
                                   Linda A. Jensen
                                   Vice President - Finance

                               EXHIBIT A

                     SELECT ENERGY SERVICES, INC.

                    BALANCE SHEET - March 31, 2002


                                      ASSETS


CURRENT ASSETS:                                       2002
                                                   -----------
    Cash and cash equivalents                       $ 2,318,088
    Contract receivables, current,
    less allowance for uncollectibles of $687,920    20,923,022
    Other current assets                              1,324,491
                                                   ------------
                  Total current assets               24,565,601
                                                   ------------
PROPERTY AND EQUIPMENT                               10,693,847
    Less accumulated depreciation and amortization    7,440,584
                                                   ------------
                  Net property and equipment          3,253,263
                                                   ------------
OTHER ASSETS                                         65,256,045

TOTAL ASSETS                                       $ 93,074,909
                                                   ============


                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable                                $ 9,186,153
    Accrued Expenses                                  3,398,900
    Accrued Income Taxes                                347,626
    Short-Term Borrowing NU Moneypool                14,150,000
                                                   ------------
                  Total current liabilities          27,082,679
                                                   ------------

OTHER LIABILITIES:
    Deferred income tax liability                       542,792
    Other                                            37,515,276
                                                   ------------
                  Total other liabilities            38,058,068
                                                   ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                      100
    Additional paid-in-capital                      24,900,000
    Foreign Currency Exchange
    Retained Earnings                                3,034,062
                                                   -----------
                  Total stockholder's equity        27,934,162

       TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY  $93,074,909
                                                   ============

                     SELECT ENERGY SERVICES, INC.

                       STATEMENT OF OPERATION

                FOR THE QUARTER ENDED March 31, 2002

REVENUES                                           $ 24,269,695

COST OF REVENUES                                     19,794,382
                                                   ------------
    Gross profit                                      4,475,313

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          4,221,350
                                                   ------------
    Operating income                                    253,963
                                                   ------------
INTEREST INCOME (EXPENSE)
    Interest income                                     939,119
    Interest expense                                   (833,859)
                                                   -------------
                                                         105,260
                                                   -------------
    Income before income tax expense                     359,223

INCOME TAX EXPENSE                                       255,381

   Net Income (Loss)                                 $   103,842
                                                   =============

                           EXHIBIT B

                 SELECT ENERGY SERVICES, INC.
            REPORT FOR January 1 - March 31, 2002


                NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

SESI provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment, co-generation equipment, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities;
system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities. On July 1, 2001, HEC, Inc. changed its name to Select Energy Services, Inc. Our address, management, ownership, staff, and services are unchanged. The purpose of the name change is to reflect a broader mission within Select Energy, the competitive energy arm of Northeast Utilities.